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                                                                    Exhibit 18.1

J.L. French Automotive Castings, Inc.
3101 South Taylor Drive Post Office Box 1024
Sheboygan, Wisconsin 53082-1024

March 22, 2002

Gentlemen/Ladies:

Re: Form 10-K Report for the year ended December 31, 2001

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

During the year ended December 31, 2001, the Company changed its method of applying Statement of Financial Accounting Standard (SFAS) 87, "Employers' Accounting for Pensions" so that the fair value of it's pension plans accumulated benefit obligation and the fair value of the plan assets are measured as of October 31, within 90 days of year end as permitted under paragraph 52 of SFAS 87. The Company also changed its method of applying SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" so that the measurement of plan assets and obligations are measured as of October 31, within 90 days of year end as permitted under paragraph 72 of SFAS 106. Previously, such amounts were measured as of December 31 of each year. According to the management of the Company, these changes were made to enable the Company to have the actuary's valuations prepared prior to preparing the year end financial statements which enables the Company to disclose the valuations based upon the actuarial assessments rather than estimates of the fair value.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the changes in accounting described in the preceding paragraph are to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in these particular cases on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's changes in methods of accounting are to acceptable alternative methods of accounting, which, based upon the reasons stated for the changes and our discussions with you, are also preferable under the circumstances in these particular cases. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

/s/ Arthur Andersen LLP

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